Direct Phone: 202.298.1735 jeffrey.li@foster.com

August 7, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton

Melissa Raminpour

Sergio Chinos

Asia Timmons-Pierce

Re:	Intelligent Living Application Group Inc. Draft Registration Statement on Form F-1 Submitted June 23, 2020 CIK No. 1814963

Ladies and Gentlemen:

On behalf of our client, Intelligent Living Application Group Inc., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated July 20, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted to the Commission on June 23, 2020. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”).

To facilitate your review, we have separately delivered to you today a copy of the Amended Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

Confidential Draft Registration Statement on Form F-1

Selected Consolidated Financial and Operating Data, page 54

1.	Refer to the first sentence of the introductory paragraph. Revise to omit the reference to providing selected consolidated statements of cash flows data, or provide such cash flows data in a table similar to that provided on page 13 under Summary Consolidated Financial and Operating Data.

Response: We respectfully note your comment and have provided selected consolidated statements of cash flow on page 55 and page 61 of the Amended Draft Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 61

2.	Refer to the last sentence in the first paragraph on page 61, where a shareholder and director forgave a related party loan of $1,173,849 as contribution of capital to the company in 2019. Please reconcile this disclosure with that on page 57, under the Overview section, that you were able to reduce your bank borrowings and related interest costs with a shareholder contribution of approximately $1.2 million in 2019. In this regard, the statements of shareholders' equity does provide for this amount as a shareholder contribution; however, the financing activities section of the statements of cash flows reflects such amount as cash proceeds from the shareholder rather than as a supplemental non-cash financing activity of related party debt forgiveness in exchange for equity. Please revise the narrative disclosures and financial statements accordingly to clarify the form of shareholder contribution received and how it was applied (i.e., cash proceeds received and used to reduce bank borrowings or related party loan forgiveness in exchange for non-cash equity contribution). Reference is also made to disclosure in the last paragraph under Related Party Transactions on page 102, which appears to imply the loan was forgiven without the payment of a cash contribution and also to Note 8, Related Party Balances and Transactions on page F-17.

Response: We respectfully note your comment and regarding the movements of shareholder current accounts and final shareholder contribution.

As a small company with limited resources and pressing priorities, our shareholders/directors will, from time to time, provide additional funding (in the form of interest-free working capital advance) to the Company to meet its cash flows or working capital requirements. The advance will be reduced appropriately once the Company has extra operating cash flows. During 2019, the net cash advanced by the shareholders and directors amounted to approximately $754,000.

The decision to contribute the net advance of approximately $1.2 million at December 31, 2019 as capital contribution to the Company was based mainly on (a) the need to clean up the related party transactions in light of the IPO process; and (b) the understanding that the Company’s has overcome the initial impact of the trade war between China and the US and stabilized it business and operating cash flows requirements.

We have revised the registration statement to clarify the nature of the capital contribution and updated our Consolidated Statements of Cash Flows to correctly indicate the cash vs. noncash components of the capital contribution. We have also revised the related cash flow data in all condensed Statements of Cash Flows and Consolidated Statements of Cash Flow accordingly. The descriptions of “Liquidity and Capital Resources” on page 61, “Related Party Transactions” on page 103 and in “NOTE 8 - RELATED PARTY BALANCES AND TRANSACTIONS” of “Notes to the Consolidated Financial Statements” on page F-17.

Our Business, page 73

3.	Please revise your business section to provide a discussion of the sources and availability of raw materials used in your operations. Please refer to Item 4.B.4 of Form 20-F.

Response: We respectfully note your comment and have revised our business section to provide the discussion of the sources and availability of raw materials used in your operations under “Our Suppliers” on page 81 of the Amended Draft Registration Statement.

4.	We note your disclosure that you intend to launch smart lock and smart security products to meet increasing consumer demands. We further note that you are currently in the research phase of your smart locks and smart security products, and that you plan to use part of the proceeds from this offerings for research and development purposes of smart locks, smart security, and internet of things products. Please revise this section to elaborate on some of the challenges that you may face in the smart locks and smart security industry. In addition, please consider revising your prospectus accordingly, for example, but not limited to, including appropriate risk factor disclosure.

Response: We respectfully note your comment and have revised our disclosures accordingly on pages 4, 6, 14, 74, 75 and 78 of the Amended Draft Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

5.	We note the auditors' report does not indicate a going concern opinion was issued that raises substantial doubt about the Company's ability to continue as a going concern. As appropriate and to be consistent with disclosures in the Risk Factor on page 15 and Note 2 on page F-8 that there are matters that raise substantial doubt about your ability to continue as a going concern, please have your auditors revise their auditors' opinion accordingly or supplementally explain why revision is not necessary based on your current disclosures.

Response: We respectfully note your comment regarding our ability to continue as a going concern. Note 2 to our consolidated financial statements is intended to raise the reader’s awareness of our consecutive years of net loss, driven primarily from the trade war between China and the United States. We have shared our formal assessment of our working capital and cash flows requirements for the next 12 months with our auditor prior to their issuance of related audit opinion. Based on their review of our assessment and consideration of our cash position as well as our projected cash flows, our auditor believes that Note 2 is sufficient in highlighting our operating challenges. We are monitoring the macroeconomic factors closely and have continued to leverage our monthly cash flows projection to evaluate our working capital requirements. Based on our revised operating budget for 2020, we believe we have sufficient working capital and operating cash flows to sustain our business as a going concern. Despite the impact of COVID-19 on our business, we have received sales orders from customers with delivery scheduled up to the middle of October 2020. For sales orders completed and delivered as of June 30, 2020, based on preliminary estimate, we have achieved net sales of approximately $5 million with gross profit of approximately $800,000 with a gross margin of approximately 16%. Building on initial success in optimizing our procurement process and cost control initiatives, we are optimistic that our sales volume should return to normal by the 4th quarter of 2020 as we expect gradual economic recovery on a global basis; and it is possible that we could achieve breakeven status by the end of 2020.

If you have any questions or further comments regarding our responses to the Staff’s comments or the Amended Draft Registration Statement, please contact me by phone at 202-298-1735 or via e-mail at Jeffrey.li@foster.com.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Bong Lau, Chief Executive Officer of Intelligent Living Application Group Inc.

Frederick Wong, Chief Financial Officer of Intelligent Living Application Group Inc.

Anthony Chan of Wei, Wei & Co., LLP